Exhibit 99.1

Standard & Poor’s improves outlook on FCA N.V.’s rating

Standard & Poor’s Ratings Services today affirmed its rating on FCA N.V.’s long-term debt at “BB-” and raised the outlook to positive from stable.

The short-term rating was confirmed at “B”.

London, July 30, 2015

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